EXHIBIT E

OTHER INFORMATION REGARDING
MASSACHUSETTS FINANCIAL
SERVICES COMPANY


      The principal executive officer and the directors of Massachusetts Financial Services Company and their principal occupations are as shown below. The business address of each such person, unless otherwise indicated, is 500 Boylston Street, Boston, Massachusetts, 02116.

[INSERT INFORMATION FROM MFS]

      Massachusetts Financial Services Company also serves as adviser or sub-adviser to other investment companies. The following table lists the other investment companies for which Massachusetts Financial Services Company serves as adviser or sub-adviser, the approximate net assets of each investment company at _____________, 1997, and the annual advisory fee received by Massachusetts Financial Services Company (as a percentage of average daily net assets).